Exhibit 5

British American Tobacco p.l.c. (“the Company”)

1 April 2026

Total Voting Rights and Issue of Shares

In accordance with PRM 1.6.4R, the Company (LEI: 213800FKA5MF17RJKT63) confirms that between 17 March 2026 and 31 March 2026 it has issued and allotted 604 ordinary shares of 25 pence each (ISIN GB0002875804) (“Shares”) in connection with the British American Tobacco p.l.c. Sharesave Scheme.

The Shares were admitted to trading on the London Stock Exchange Main Market under the Company’s existing block admission of shares for this purpose dated 1 May 2015 (the “Block Admission”). 70,511 ordinary shares (not yet in issue) remain subject to the Block Admission.

The Shares rank equally and are fully fungible with the existing issued ordinary shares of the Company.

Following this issuance of Shares, and in conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, the Company confirms that as at 31 March 2026, being the last trading day for that month, the Company’s issued share capital consisted of 2,172,840,264 Shares with voting rights (the “Voting Rights Figure”).

As at 31 March 2026, the Company held 132,669,859 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Nancy Jiang
Senior Assistant Company Secretary

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